ITEM 77M: Mergers

Van  Kampen  Trust for Investment Grade Florida  Municipals  (the
"Acquiring Fund")
            On  October  21,  2005,  at  a  Special  Meeting   of
Shareholders of Van Kampen Florida Quality Municipal Trust (the "Target Fund"), shareholders of the Target Fund approved an Agreement and Plan of Reorganization (the "Reorganization Agreement") between the Acquiring Fund and the Target Fund, pursuant to which substantially all of the assets of the Target Fund would be combined with those of the Acquiring Fund and shareholders of the Target Fund would receive shares of the Acquiring Fund with a value equal to the value of their holdings in the Target Fund (the "Reorganization"). The Reorganization Agreement was unanimously approved by the Board of Trustees on February 3, 2005.

           On  October  28, 2005, the Reorganization between  the
Target Fund and the Acquiring Fund was completed according to the terms set forth in the Reorganization Agreement.

VTF